The Vanguard Group issued the following news release Friday, January 26, 2001:

VANGUARD STATE TAX-EXEMPT FUND TO CHANGE INVESTMENT POLICY

The Board of Trustees of the Vanguard Ohio Insured Long-Term Tax-Exempt
Fund has decided to remove the requirement that the fund hold a minimum percentage of its assets in municipal bonds that are insured. Vanguard filed a registration statement with the U.S. Securities and Exchange Commission
(SEC) on January 26, 2001, effecting the policy change and renaming the fund Vanguard Ohio Long-Term Tax-Exempt Fund. Both changes will take effect in late March 2001.There will be no change to the fund's objective of providing income exempt from both federal and Ohio personal income taxes.

The decision to adjust the portfolio requirements was based primarily on the decreasing issuance of new Ohio municipal bond issues carrying insurance.
 As the fund manager gradually buys more uninsured bonds, there will be a modest increase in the fund's credit risk. However, Vanguard expects the policy change will have a favorable impact on the fund's yield because uninsured bonds typically carry higher yields than insured bonds. The fund will continue to adhere to Vanguard's high standards of credit quality, investing no less than 75% of assets in high-grade municipal bonds, and a maximum of 5% of assets in lower-rated or unrated securities.

The Vanguard Group, headquartered in Valley Forge, Pennsylvania, is the nation's second largest mutual fund firm and a leading provider of company sponsored retirement plan services. Vanguard serves 15 million shareholder accounts and manages more than $575 billion, including more than $170 billion in participant-directed defined contribution plans. Vanguard offers 109 funds to U.S. investors and 29 additional funds in international markets.